MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 297

         The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 297 on June 19, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

      Pages 2-3. "The Summary of Essential Financial Information" section and
                 "Fee Table" have been completed.

      Pages 4-6. Revisions have been made and the portfolio has been completed.

      Pages 7-9. The descriptions of the issuers of the Securities have been completed.

    Pages 10-11. The Report of Independent Certified Public Accountants and
                 Statement of Condition have been completed.





                                                              FILE NO. 333-60652
                                                                    CIK #1123066


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 2
                                       to
                             Registration Statement
                                       on
                                    Form S-6



     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 297

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER            VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy    Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street        1 Parkview Plaza
Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181-5555


     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT



     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on June 19, 2001 pursuant to Rule 487.




                                   Van Kampen

                              Focus Portfolios(SM)

                       A Division of Van Kampen Funds Inc.

Power Plus Portfolio, Series 1

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     Van Kampen Focus Portfolios, Series 297 includes the unit investment trust described above (the "Portfolio"). The Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of companies within or related to the utility and energy industries. Of course, we cannot guarantee that the Portfolio will achieve its objective.


                                  June 19, 2001


       You should read this prospectus and retain it for future reference.

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     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                   Summary of Essential Financial Information


                                  June 19, 2001


Public Offering Price

Aggregate value of Securities per Unit (1)        $      9.900
Sales charge                                             0.295
  Less deferred sales charge                             0.195
Public offering price per Unit (2)                $     10.000


Portfolio Information

Initial number of Units (3)                             14,825
Aggregate value of Securities (1)                 $    146,767
Estimated initial distribution per Unit (4)       $        .10
Estimated annual dividends per Unit (4)           $     .15646
Redemption price per Unit (5)                     $      9.705

General Information

Initial Date of Deposit                           June 19, 2001
Mandatory Termination Date                        October 1, 2002
Record Date                                       March 10, 2002
Distribution Date                                 March 25, 2002



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(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The public offering price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for the Portfolio is described on the next page. The public offering price will also include any accumulated dividends or cash in the Income or Capital Accounts of the Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in the Portfolio will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.




                                    Fee Table

Transaction Fees (as % of offering price)

Initial sales charge (1)...................................          1.00%
Deferred sales charge (2)..................................          1.95%
                                                                ----------
Maximum sales charge.......................................          2.95%
                                                                ==========
Maximum sales charge on reinvested dividends...............          0.00%
                                                                ==========


Estimated Organizational Costs per Unit (3)................    $   0.02057
                                                                ==========
Estimated Annual Expenses per Unit

Trustee's fee and operating expenses.......................    $   0.01152
Supervisory, bookkeeping and administrative fees...........    $   0.00400
                                                                ----------
Estimated annual expenses per Unit.........................    $   0.01552
                                                                ==========
Estimated Costs Over Time

One year...................................................    $        33
Three years................................................    $        80
Five years.................................................    $       130
Ten years..................................................    $       267


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. This example also assumes that you reinvest your investment into a new trust when the current Portfolio terminates at the end of each 15 month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

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(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.


(2) The deferred sales charge is actually equal to $0.195 per Unit. This amount will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from September 10, 2001 through February 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.



Power Plus Portfolio


     The Portfolio seeks to increase the value of your Units over time by investing in a diversified portfolio of common stocks of companies within or related to the utility and energy industries. The utility companies in the portfolio may include electric utilities, natural gas utilities, water utilities and diversified utility companies. The energy companies in the portfolio may include companies involved in oil and gas drilling, oil and gas exploration and production, oil and gas refining and marketing, commodity chemicals, diversified chemicals, alternative energy companies and other energy companies. It is possible that certain companies in the portfolio are or may become involved in a combination of utility and energy businesses. The portfolio may also include companies that are related to or could benefit from development in the utility or energy industries. Energy powers our world. For work, play or transportation, energy plays an important role in our lives. As reliance on modern conveniences increases, energy sources grow even more important. We believe that the worldwide demand for dependable, affordable and environmentally sound energy choices is increasing as governments, businesses, and individuals seek to improve their way of life. Over the past 20 years, the demand for energy has increased significantly. According to the Energy Information Administration's International Energy Outlook 2001, the world's primary energy demand is projected to increase by 57 percent between 1997 and 2020. The bulk of the projected increase is estimated to come from developing regions of the world. Worldwide energy consumption (in quadrillion Btu per year) has been as follows:
1970-207; 1975-243; 1980-285; 1985-311; 1990-346; 1995-366; and 1999-382.
Source: Energy Information Administration (EIA), Office of Energy Markets and End Use, International Statistics Database and International Energy Annual 1999, DOE/EIA-0219(99)(Washington, DC, January 2001). Worldwide energy consumption (in quadrillion Btu per year) is estimated to increase as follows: 2005-439; 2010-490; 2015-547; and 2020-607. Source: EIA, World Energy Projection System
(2001). We believe that these projected increases could affect all subsectors of the energy/utility industry, such as oil, natural gas, electricity, coal and alternative power sources.


     Many companies in the energy and utility sectors appear to be benefiting from the current environment of deregulation and consolidation. Deregulation of utility companies, in many instances, is providing flexibility found in a competitive atmosphere. Other companies are consolidating, which is providing many opportunities such as one-stop shops (oil and utility companies combined), globalization, cost reductions and access to new markets. We believe that alternative power is a growing segment in the energy and utility sectors. The focus of alternative power sources and renewable energy is to meet future power needs by harnessing energy efficiently and effectively. Scientists are striving to meet the challenge of satisfying a global demand for energy that is expected to grow over the next two decades, while developing environmentally-friendly solutions to reduce air pollution and lessen the threat of global warming. Alternative energy companies are generally not regulated in the same way as public utility companies and may fall into the following areas:

o        Bioenergy
o        Fuel Cells
o        Geothermal
o        Hydrogen
o        Solar
o        Wind

     No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

Portfolio
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                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities to
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            Portfolio (2)
----------      -----------------------------------       ---------------       -----------          ------------
                Alternative Power Generation
       113        Calpine Corporation                       $     42.210               0.00%        $    4,769.73
        76        FuelCell Energy, Inc.                           59.530               0.00              4,524.28
       203        NRG Energy, Inc.                                23.600               0.00              4,790.80
                Coal
       159        Peabody Energy Corporation                      29.940               0.00              4,760.46
                Contract Drilling
        95        Transocean Sedco Forex, Inc.                    50.370               0.24              4,785.15
                Electric Utilities
        98        Allegheny Engergy, Inc.                         48.700               3.53              4,772.60
        76        Dominion Resources, Inc.                        62.690               4.12              4,764.44
       116        Duke Energy Corporation                         40.890               2.69              4,743.24
        72        Excelon Corporation                             66.020               2.56              4,753.44
       133        Mirant Corporation                              34.670               0.00              4,611.11
        84        PPL Corporation                                 56.800               1.87              4,771.20
       145        Public Service Company of New Mexico            32.810               2.44              4,757.45
       164        Reliant Resources, Inc.                         29.250               0.00              4,797.00
       101        TXU Corporation                                 46.800               5.13              4,726.80
       146        UtiliCorp United, Inc.                          33.030               3.63              4,822.38
       166        Xcel Energy, Inc.                               28.300               5.30              4,697.80
                Electrical Products
       233        Capstone Turbine Corporation                    20.490               0.00              4,774.17
                Gas Distributors
       106        Dynegy, Inc.                                    44.380               0.68              4,704.28
       165        NiSource, Inc.                                  28.440               4.08              4,692.60
       177        Questar Corporation                             26.840               2.61              4,750.68
                Integrated Oil
        57        Amerada Hess Corporation                        83.600               1.44              4,765.20
        54        Exxon Mobil Corporation                         88.500               1.99              4,779.00
                Metal Fabrication
       101        Shaw Group, Inc.                                46.100               0.00              4,656.10
                Oil & Gas Pipelines
        86        El Paso Corporation                             55.380               1.53              4,762.68
       103        Enron Corporation                               44.700               1.12              4,604.10
                Oil & Gas Production
        81        Anadarko Petroleum Corporation                  58.800               0.34              4,762.80
       120        EOG Resources, Inc.                             39.500               0.41              4,740.00
                Oil Refining/Marketing
       122        Valero Energy Corporation                       39.170               0.82              4,778.74
                Oilfield Services/Equipment
       124        Baker Hughes, Inc.                              38.000               1.21              4,712.00
       112        Halliburton Company                             42.390               1.18              4,747.68
        88        Weatherford International, Inc.                 53.280               0.00              4,688.64
----------                                                                                           ------------
     3,676                                                                                          $  146,766.55
==========                                                                                           ============

See "Notes to Portfolio".


Notes to Portfolio


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on June 18, 2001 and have a settlement date of June 21, 2001 (see "The Portfolio").


   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                     Profit
                 Cost to                           (Loss) To
                 Sponsor                             Sponsor
              --------------                     --------------
              $    146,756                        $     11



   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


     The Securities. A brief description of each of the issuers of the Securities is listed below.

     Allegheny Energy, Inc. Allegheny Energy, Inc. is an electric utility holding company. The company, through various subsidiaries, serves customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia in the United States.

    Amerada Hess Corporation. Amerada Hess Corporation and its subsidiaries explore for, produce, purchase, transport, and sell crude oil and natural gas. The company also manufactures, purchases, transports, and markets refined petroleum products. Amerada Hess' exploration and production activities are located primarily in the United States, United Kingdom, Norway, and Gabon.

    Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company. The company explores for oil in Kansas, Oklahoma, and Texas, as well as offshore in the Gulf of Mexico and in Alaska. Anadarko also owns and operates gas gathering systems in its United States core producing areas. The company develops crude oil reserves in Algeria.

     Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

    Calpine Corporation. Calpine Corporation acquires, develops, owns, and operates power generation facilities, as well as sells electricity in the United States. The company also provides thermal energy for industrial customers.

    Capstone Turbine Corporation. Capstone Turbine Corporation designs, assembles, and sells Capstone MicroTurbines for worldwide applications in the distributed power generation and hybrid electric vehicle markets. The Capstone MicroTurbine is a low-emissions power generation system that combines a gas turbine-driven high-speed generator with power electronics.

     Dominion Resources, Inc. Dominion Resources, Inc., a diversified utility holding company, generates, transmits, distributes, and sells electric energy in Virginia and northeastern North Carolina. The company produces, transports, distributes, and markets natural gas to customers in the Northeast and Mid-Atlantic regions of the United States.

    Duke Energy Corporation. Duke Energy Corporation, is an integrated energy company delivering both electricity and natural gas to customers throughout the U.S. and abroad. The company is a domestic gatherer and processor of natural gas and develops, constructs and operates energy facilities worldwide. Duke Energy also actively trades and markets energy-related commodities around the globe.

     Dynegy, Inc. Dynegy Inc. provides energy and communications services in North America, the United Kingdom, and continental Europe. The company's products and services include broadband, power generation, and wholesale and direct commercial and industrial marketing and trading of power, natural gas, coal, and emission allowances. Dynegy also transmits and distributes electricity and natural gas.

    El Paso Corporation. El Paso Corporation conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development, and energy financing.

    Enron Corporation. Enron Corporation conducts electricity, natural gas, and communications businesses. The company produces electricity and natural gas, develops, constructs, and operates energy facilities worldwide, and delivers both physical commodities and financial and risk management services to customers. The company is also developing an intelligent network platform to facilitate online business.

     EOG Resources, Inc. EOG Resources, Inc. is an oil and gas company with a prospect portfolio and a three dimensional seismic program in place. The company is active in Wyoming, New Mexico, Texas, California, and the Gulf of Mexico in the United States, as well as in Canada. EOG is also pursuing development activities in Trinidad and India.

     Excelon Corporation. Exelon Corporation distributes electricity and gas to customers in Illinois and Pennsylvania. The company also has holdings in infrastructure services, energy services, and telecommunications businesses.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

     FuelCell Energy, Inc. FuelCell Energy, Inc. develops and commercializes fuel cell power plants for electric power generation. The company also has contracts to develop its fuel cells for use of alternative fuels and for marine transportation applications. FuelCell has research and development contracts with government and industry.

    Halliburton Company. Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers discrete services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas.

    Mirant Corporation. Mirant Corporation provides electricity and energy-related products and services throughout the world. The company owns and operates power production and delivery facilities. Mirant also markets energy and energy-linked commodities and manages the risk associated with market price fluctuations.

    NiSource, Inc. NiSource, Inc. is an utility/energy-based holding company providing electric energy, natural gas, and water to the public. The company, through its subsidiaries, markets and trades energy, generates power, transmits, supplies, and stores gas, develops and manages energy projects, installs, repairs, and maintains underground pipelines, and locates utility lines.

     NRG Energy, Inc. NRG Energy, Inc., a global energy company, acquires, develops, constructs, owns, and operates power generation facilities. The company's operations utilize such diverse fuel sources as natural gas, oil, coal, and refuse derived fuel.

     Peabody Energy Corporation. Peabody Energy Corporation mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.

    PPL Corporation. PPL Corporation delivers electricity in Pennsylvania and natural gas in Pennsylvania and Maryland. The company also markets wholesale and retail electricity in the United States and Canada. In addition, PPL operates power plants in the United States, Spain, and Portugal, and owns companies in the United Kingdom and Latin America that deliver electricity.

    Public Service Company of New Mexico. Public Service Company of New Mexico generates, transmits, distributes, and sells electricity. The company provides retail electric service to customers in New Mexico. Public Service Company also transmits, distributes, and sells natural gas within New Mexico. The company's activities also include energy management services and management services for water and wastewater systems.

    Questar Corporation. Questar Corporation is an integrated energy services holding company which operates through its market resources and regulated services divisions. The company develops and produces energy, gathers and processes gas, and trades wholesale gas, electricity, and hydrocarbon liquids. Questar also conducts interstate gas transmission and storage activities.

     Reliant Resources, Inc. Reliant Resources, Inc. provides electricity and energy services, focusing on the electric power industry in the United States and Europe. The company acquires, develops, and operates electric power generation facilities that are not subject to traditional cost-based regulation. Reliant also trades and markets power, natural gas, and other energy-related commodities.

     Shaw Group, Inc. Shaw Group, Inc. supplies piping systems and provides industrial construction and maintenance services. The company's customers include the electric power, chemical, petrochemical, and oil and gas processing industries. Shaw provides design and engineering services, piping system fabrication, manufacturing and sale of specialty pipe fittings, pipe support systems, and installation.

     Transocean Sedco Forex, Inc. Transocean Sedco Forex, Inc. is an offshore drilling contractor. The company's fleet of rigs is located throughout the world's major oil and gas drilling regions, including the United States Gulf of Mexico, Canada, Brazil, the United Kingdom, Norway, Africa, the Middle East, and Asia. Transocean Sedco Forex specializes in deepwater and harsh environment drilling services.

    TXU Corporation. TXU Corporation is an energy services company with multinational operations. The company provides electric and gas services, merchant trading, energy marketing, telecommunications services, and other energy-related services. TXU delivers energy to customers primarily in the state of Texas, the United Kingdom and continental Europe, and Australia.

     UtiliCorp United, Inc. UtiliCorp United Inc. is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses, as well as appliance repair. The energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects.

    Valero Energy Corporation. Valero Energy Corporation, an independent petroleum refining and marketing company, owns and operates refineries in Texas, Louisiana, California, and New Jersey. The company produces reformulated gasoline, low-sulfur diesel, and oxygenates. Valero also produces middle distillates, jet fuel, and petrochemicals. The company markets its products throughout the United States.

     Weatherford International, Inc. Weatherford International, Inc. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

     Xcel Energy, Inc. Xcel Energy, Inc. provides electric and natural gas services. The company offers a variety of energy-related services, including generation, transmission, and distribution of electricity and natural gas throughout the United States.





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 297:


     We have audited the accompanying statement of condition and the related portfolio of Van Kampen Focus Portfolios, Series 297 as of June 19, 2001. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 297 as of June 19, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   June 19, 2001






                             STATEMENT OF CONDITION


                               As of June 19, 2001

INVESTMENT IN SECURITIES

Contracts to purchase Securities (1)               $   146,767
                                                   -----------
     Total                                         $   146,767
                                                   ===========
LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                      $       305
     Deferred sales charge liability (3)                 2,891
Interest of Unitholders--
     Cost to investors (4)                             148,250
     Less: Gross underwriting commission
           and organizational costs (2)(4)(5)            4,679
                                                   -----------
         Net interest to Unitholders (4)               143,571
                                                   -----------
         Total                                     $   146,767
                                                   ===========


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(1) The value of the Securities is determined by FT Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Portfolio on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.




THE PORTFOLIO
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   The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Portfolio.

   Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees.

   Each Unit of the Portfolio initially offered represents an undivided interest in the Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) as may continue to be held from time to time in the Portfolio,
(b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The Portfolio seeks to increase the value of your investment by investing in a portfolio of common stocks. We cannot guarantee that the Portfolio will achieve its objective. We describe the objective and selection criteria for the Portfolio on page 4.

   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Portfolio.

RISK FACTORS
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   Price Volatility. The Portfolio invests in stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because the Portfolio holds a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time.

   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Utility and Energy Issuers. The Portfolio invests in utility and energy companies or in companies related to the utility or energy industries. Many utility and energy companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the Portfolio.

    Utility and energy companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility and energy company stocks may decline because governmental regulation controlling these industries can change. This regulation may prevent or delay the company from passing along cost increases to its customers which could hinder the company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the these industries may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). The initial offering period sales charge is reduced as follows:

       Transaction
         Amount*                            Sales Charge
     --------------                        --------------
Less than $50,000                               2.95%
$50,000 - $99,999                               2.70
$100,000 - $249,999                             2.50
$250,000 - $499,999                             2.25
$500,000 - $999,999                             2.00
$1,000,000 or more                              1.50
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolio for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   During the initial offering period of the Portfolio offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Portfolio offered in this prospectus at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolio. The initial price of the Securities was determined by FT Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

       Transaction
         Amount*                             Concession
     --------------                        --------------
Less than $50,000                               2.25%
$50,000 - $99,999                               2.00
$100,000 - $249,999                             1.75
$250,000 - $499,999                             1.50
$500,000 - $999,999                             1.25
$1,000,000 or more                              0.75
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolio, the total concession or agency commission will amount to 1.30% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolio. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that the Portfolio will receive from the Units sold.

   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in the Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

         Fee paid on purchase           0.00%
         Deferred sponsor retention     0.70
                                      ---------
             Total                      0.70%
                                      =========

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and any net proceeds from the sale of Securities received by the Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by the Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolio. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to the Portfolio's termination. The Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Certificates. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by the Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain Portfolio evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. The Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Security, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. The Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

     Sponsor. Van Kampen Funds Inc. is the Sponsor of the Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolio and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolio would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolio. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolio, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Portfolio's relative performance for any future period.

     Style and Market Capitalization. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. The Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that the Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for the Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in the Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of the Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from the Portfolio as a result of any change in characteristics.

TAXATION
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   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Portfolio. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Portfolio. For purposes of the following discussion and opinion, it is assumed that each Security in the Portfolio is equity for federal income tax purposes.

   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:


   1. Your Portfolio is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Portfolio under the Code; and the income of the Portfolio will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income would be considered to be received by the Unitholder if the Unitholder directly owned the Portfolio's assets.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Portfolio regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").


   3. Each Unitholder will have a taxable event when the Portfolio disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Portfolio (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Portfolio. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Portfolio are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.


   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.


   To the extent dividends received by the Portfolio are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.


   Limitations on Deductibility of Portfolio Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Portfolio is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. Certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Portfolio as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Portfolio expenses.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Portfolio or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Portfolio or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

   The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 the holding period of which is more than five years. Due to the length of the Portfolio's life, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an in kind distribution at redemption or termination.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions." Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Portfolio including his pro rata portion of all Securities represented by a Unit.


   The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.


     Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Portfolio. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Portfolio. See "Rights of Unitholders--Redemption of Units. As previously discussed, prior to the redemption of Units or the termination of the Portfolio, a Unitholder is considered as owning a pro rata portion of each of the Portfolio's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Portfolio will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Portfolio. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Portfolio, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Portfolio.

   Because the Portfolio will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Portfolio. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Portfolio. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.


   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units, generally including sales charges. The cost of the Units is allocated among the Securities held in the Portfolio in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.


   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Portfolio will be reduced to the extent dividends paid with respect to such Security are received by the Portfolio which are not taxable as ordinary income as described above.

   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Portfolio (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Portfolio.


   It should be noted that payments to the Portfolio of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Portfolio. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The Code imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.


   At the termination of the Portfolio, the Trustee will furnish to each Unitholder of the Portfolio a statement containing information relating to the dividends received by the Portfolio on the Securities, the gross proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.


   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealer for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.


   In the opinion of special counsel to the Portfolio for New York tax matters, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Portfolio that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   Independent Certified Public Accountants. The statement of condition and the Portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
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        Title                                    Page
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Power Plus Portfolio........................     4
   Notes to the Portfolio......................     6
   The Securities..............................     7
   Report of Independent Certified
      Public Accountants.......................    10
   Statement of Condition .....................    11
   The Portfolio...............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Retirement Accounts.........................   A-7
   Wrap Fee and Advisory Accounts..............   A-7
   Rights of Unitholders.......................   A-7
   Portfolio Administration....................   A-9
   Taxation....................................  A-12
   Portfolio Operating Expenses................  A-16
   Other Matters...............................  A-16
   Additional Information......................  A-17

--------------
When Units of the Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO297
                                                                          #36698




                                   PROSPECTUS
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                                  June 19, 2001


                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.


                         Power Plus Portfolio, Series 1


                              Van Kampen Funds Inc.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



              Please retain this prospectus for future reference.




                                   Van Kampen

                             Information Supplement

                     Van Kampen Focus Portfolios, Series 297

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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Portfolio and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                Table of Contents

                                                                Page

      Risk Factors                                                 2
      Sponsor Information                                          4
      Trustee Information                                          4
      Portfolio Termination                                        5

RISK FACTORS

     Price Volatility. Because the Portfolio invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because the Portfolio holds a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     Liquidity. Whether or not the stocks in the Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

   Utility and Energy Issuers. An investment in Units of the Portfolio should be made with an understanding of the characteristics of the public utility and energy industries and the risks which such an investment may entail. General problems of the public utility and energy industries include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility and energy stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S.Bankruptcy Code of 1978.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolio. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $81 billion in assets under management or supervision as of March 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolio. Such records shall include the name and address of, and the number of Units of the Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Portfolio and will also include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel


     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.





                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 297, hereby identifies Van Kmapen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 297 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 19th day of June, 2001.

                                         Van Kampen Focus Portfolios, Series 297
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                            --------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 19, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )

John H. Zimmermann III              President                                 )

A. Thomas Smith III                 Executive Vice President,                 )
                                    General Counsel and Secretary             )

Michael H. Santo                    Executive Vice President and Chief        )
                                    Operations and Technology Officer         )

                                                             Christine K. Putong
                                                            --------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.